Filed pursuant to Rule 424(b)(3)
Registration File Number 333-128020

PROSPECTUS

Microvision, Inc.

Common Stock

1,641,216 Shares

This prospectus relates to the resale of up to 1,641,216 shares of our common stock that:

•	were issued by us on August 9, 2005 and August 31, 2005; and

•	may be issued upon exercise of the warrants issued by us on August 9, 2005 and August 31, 2005.

See “Private Placement of Common Stock and Warrants” for more information about the issuance of common stock and warrants.

We are registering these shares on behalf of the selling shareholders named in this prospectus to be offered and sold by them from time to time.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the “ Risk Factors” set forth herein beginning on page 2 and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

Our common stock is listed on the Nasdaq National Market with the ticker symbol: “MVIS.” On August 29, 2005, the closing price of one share of our common stock on the Nasdaq National Market was $5.74.

Our executive offices are located at 19910 North Creek Parkway, Bothell, Washington 98011, and our telephone number is (425) 415-6847.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2005

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to our financial condition, results of operations, business, and prospects. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

Forward-looking statements include, but are not limited to, those relating to the general direction of our business, including our retinal scanning display, imaging solutions, and optical materials businesses; the ability of our retinal scanning display technology or products incorporating this technology to achieve market acceptance; our ability to marshal adequate financial, management, and technical resources to develop and commercialize our technologies; our expected revenues and expenses in future periods; developments in the defense, aerospace and other industries on which we have focused; and our relationships with strategic partners.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The section entitled “Risk Factors” that is set forth herein and as updated from time to time in our subsequent quarterly and annual reports describe these risks.

RISK FACTORS

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception and we anticipate an operating loss at least through the year ending December 31, 2005. We cannot assure you that we will ever become or remain profitable.

•	As of June 30, 2005, we had an accumulated deficit of $199.1 million.

•	We incurred consolidated net losses of $128.1 million from inception through 2002, $26.2 million in 2003, $33.2 million in 2004 and $11.6 million for the six months ended June 30, 2005.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of the scanned beam technology and development of demonstration units. We introduced our first two commercial products during 2002. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain substantial customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through 2005 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to continue to fund our operations and to implement our business plan. If we do not obtain additional capital, we may be required to limit our operations substantially. Raising additional capital may dilute the value of current shareholders’ shares.

Based on our current operating plan, budgeted cash requirements and receipt of $6.5 million in connection with financings completed in August 2005, we have cash to fund operations through September 30, 2005. We will require additional capital to continue to fund our operations, including to:

•	Further develop the scanned beam technology,

•	Add manufacturing capacity,

•	Develop and protect our intellectual property rights, and

•	Fund long-term business development opportunities.

We will require additional cash to fund our operations in 2005. As of August 25, 2005, Microvision owns 3,226,000 shares of Lumera common stock that are not pledged to the holders of the Company’s notes. Based on the August 1, 2005 closing price of $4.80, the Lumera shares have a market value of $15.5 million. If revenues are less than we anticipate, if the level and mix of revenues vary from anticipated amounts and allocations or if expenses exceed the amounts budgeted, we may require additional capital earlier to further the development of our technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us. Additional financing may not be available to us or, if available, may not be available on terms acceptable to us on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, we may be required to limit our operations substantially. Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned beam and optical material technologies and the market acceptance and competitive position of such products. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of current shareholders’ shares. This limitation of operations may include reductions in capital expenditures and reductions in staff and discretionary cost, which may include non-contractual research cost.

The value of our investment in Lumera may decrease.

A significant portion of our assets and present source of liquidity are constituted by our investment in Lumera. Lumera’s stock price is subject to fluctuation and may decrease, lowering the value of our investment. We own approximately 30% of Lumera’s common stock. Since we hold a large percentage of Lumera’s common stock, if an active market does not develop or is not sustained, it may be difficult for us to sell our shares of Lumera’s common stock at an attractive price or at all. The likelihood of Lumera’s success, and the value of the common stock we hold, must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include Lumera’s potential inability to establish product sales and marketing capabilities; to establish and maintain markets for their potential products; and to continue to develop and upgrade their technologies to keep pace with changes in technology and the growth of markets using polymer materials. If Lumera is unsuccessful in meeting these challenges, its stock price, and the value of our investment, could decrease.

Our senior secured convertible notes may adversely impact our common stockholders or limit our ability to obtain additional financing.

In March 2005, we issued the senior secured convertible notes. Among other provisions, the notes include material limitations on our ability to incur additional debt or incur liens while the notes are outstanding. These limitations could materially adversely affect our ability to raise funds we expect to need in 2006.

The issuance of our senior secured convertible notes and related warrants may not have been exempt from the registration or qualification requirements under federal securities laws and the securities laws of certain states, which would result in the purchasers having rescission rights under applicable law; in the event of a successful claim, we may incur resulting liabilities that we may be unable to satisfy.

The initial issuance of the senior secured convertible notes and related warrants as well as the recent amendments to the notes and related warrants might not have been exempt from the registration or qualification requirements under federal securities laws and the securities laws of certain states. If not exempt, among other potential remedies, a holder of the notes could seek rescission of its investment transactions. If our initial offering were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the securities sold to the purchasers in that offering at the original aggregate purchase price paid of $10 million plus statutory interest from the date of purchase, for a period of one year following the date of the violation. We do not have sufficient cash on hand to satisfy any such claim or other claim relating to the issuance or amendment of the notes if successful, and we may be unable to raise any needed funds.

We cannot be certain that the scanned beam technology or products incorporating this technology will achieve market acceptance. If the scanned beam technology does not achieve market acceptance, our revenues may not grow.

Our success will depend in part on customer acceptance of the scanned beam technology. The scanned beam technology may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products or by consumers of these products. To be accepted, the scanned beam technology must meet the expectations of our potential customers in the defense, industrial, medical and consumer markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop the scanned beam technology.

It may become more difficult to sell our stock in the public market.

Our common stock is listed for quotation on the NASDAQ National Market. To keep our listing on this market, we must meet NASDAQ’s listing maintenance standards. If we are unable to continue to meet NASDAQ’s listing maintenance standards, our common stock could be delisted from the NASDAQ National Market. If our common stock were delisted, we likely would seek to list the common stock on the NASDAQ

SmallCap Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock were not listed on the SmallCap Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from the NASDAQ National Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from the NASDAQ National Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on the NASDAQ National Market. While the penny stock rules should not affect the quotation of our common stock on the NASDAQ National Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. During the first and second quarter of 2003, the third quarter of 2004, and the second quarter of 2005, the market price of our stock traded below $5.00 per share. On August 1, 2005, the closing price of our stock was $6.20.

Our lack of the financial and technical resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than us. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

The information display industry has been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop the scanned beam technology and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors’ product advances.

We may not succeed in these efforts because of:

•	delays in product development,

•	lack of market acceptance for our products, or

•	lack of funds to invest in product development and marketing.

The occurrence of any of the above factors could result in decreased revenues, market share and value.

We could face lawsuits related to our use of the scanned beam technology or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues and increase our operating expenses.

We are aware of several patents held by third parties that relate to certain aspects of scanned beam displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize the scanned beam technology and other technologies and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or the scanned beam technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant cost, to require others and us to cease selling products that incorporate scanned beam technology, to cease licensing scanned beam technology or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

Our planned future products are dependent on advances in technology by other companies.

We rely on and will continue to rely on technologies, such as light sources and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. Due to the current business environment, many companies that are developing new technologies are reducing expenditures on research and development. This may delay the development and commercialization of components we would use to manufacture certain of our planned future products.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating scanned beam display technology could become subject to new health and safety regulations that would reduce our ability to commercialize the scanned beam display technology. Compliance with any such new regulations would likely increase our cost to develop and produce products using the scanned beam display technology and adversely affect our financial results.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

To date, we have produced limited quantities of Nomad and Flic and demonstration units for research, development and demonstration purposes. The cost per unit for these units currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products to compete effectively.

Our success depends, in part, on our ability to gain acceptance of our current and future products by a large number of customers. Achieving market-based acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by potential customers. We may be unable to offer products consistently or at all that compete effectively with products of others on the basis of price or performance. Failure to achieve broad acceptance of our products by potential customers and to effectively compete would have a material adverse effect on our operating results.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use a contract manufacturer in Asia to manufacture Flic, and we plan to continue using foreign manufacturers to manufacture some of our products where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including:

•	political and economic instability;

•	high levels of inflation, historically the case in a number of countries in Asia;

•	burdens and costs of compliance with a variety of foreign laws;

•	foreign taxes; and

•	changes in tariff rates or other trade and monetary policies.

If we experience delays or failures in developing commercially viable products, we may have lower revenues.

We began production of the current version of Nomad in the first quarter of 2004. In September 2002, we introduced Flic. In addition, we have developed demonstration units incorporating the scanned beam technology. However, we must undertake additional research, development and testing before we are able to develop additional products for commercial sale. Product development delays by us or our potential product development partners, or the inability to enter into relationships with these partners, may delay or prevent us from introducing products for commercial sale.

If we cannot supply products in commercial quantities, we will not achieve commercial success.

We are developing our capability to manufacture products in commercial quantities. Our success depends in part on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If our licensors and we are unable to obtain effective intellectual property protection for our products and technology, we may be unable to compete with other companies.

Intellectual property protection for our products is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend in part on our ability and the ability of the University of Washington and our other licensors to maintain the proprietary nature of the scanned beam display and other key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets. We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position and the patent position of the University of Washington and other licensors involve complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Additionally, the scope of patents are subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own or license from others protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners with a need to know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

We could be exposed to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our product applications are alleged to be defective or cause harmful effects. For example, because our scanned beam displays are designed to scan a low power beam of colored light into the user’s eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We rely heavily on a limited number of development contracts with the U.S. government, which are subject to immediate termination by the government for convenience at any time, and the termination of one or more of these contracts could have a material adverse impact on our operations.

During 2004 and 2003, 42% and 49%, respectively, of Microvision’s consolidated revenue was derived from performance on a limited number of development contracts with the U.S. government. Therefore, any significant disruption or deterioration of our relationship with the U.S. government would significantly reduce our revenues. Our government programs must compete with programs managed by other contractors for limited amounts and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. Our competitors continuously engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. Our contracts with the government are subject to immediate termination by the government for convenience at any time. The government may choose to use contractors with competing display technologies or it may decide to discontinue any of our programs altogether. In addition, those development contracts that we do obtain require ongoing compliance with applicable government regulations. Termination of our development contracts, a shift in government spending to other programs in which we are not involved, a reduction in government spending generally, or our failure to meet applicable government regulations could have severe consequences for our results of operations.

Our products have long sales cycles, which make it difficult to plan our expenses and forecast our revenues.

Our products have lengthy sales cycles that involve numerous steps including discussion of a product application, exploring the technical feasibility of a proposed product, evaluating the costs of manufacturing a product and manufacturing or contracting out the manufacturing of the product. Our long sales cycle, which can last several years, makes it difficult to predict the quarter in which sales will occur. Delays in sales could cause significant variability in our revenues and operating results for any particular quarterly period.

Our exploratory arrangements may not lead to products that will be profitable.

Our developmental contracts, including our relationships with parties such as the U.S. government, Ethicon Endo-Surgery, Inc., Canon, BMW and Volkswagen of America, are exploratory in nature and are intended to develop new types of products for new applications. These efforts may prove unsuccessful, and these relationships may not result in the development of products that will be profitable.

Our revenues are highly sensitive to developments in the defense industry.

Our revenues to date have been derived principally from product development research relating to defense applications of the scanned beam display technology. We believe that development programs and sales of potential products in this market will represent a significant portion of our future revenues. Developments that adversely affect the defense sector, including delays in government funding and a general economic downturn, could cause our revenues to decline substantially.

Our Virtual Retinal Display technology depends on our licenses from the University of Washington. If we lose our rights under the licenses, our operations would be adversely affected.

We have acquired the exclusive rights to the Virtual Retinal Display under a license from the University of Washington. The license expires upon expiration of the last of the University of Washington’s patents that relate to this technology, which we currently anticipate will not occur until after 2011. We could lose our exclusivity under the license if we fail to respond to an infringement action or fail to use our best efforts to commercialize the licensed technology. In addition, the University of Washington may terminate the license upon our breach and has the right to consent to all sublicense arrangements. If we were to lose our rights under the license, or if the University of Washington were to refuse to consent to future sublicenses, we would lose a competitive advantage in the market, and may even lose the ability to commercialize our products completely. Either of these results could substantially decrease our revenues.

We are dependent on third parties in order to develop, manufacture, sell and market our products.

Our strategy for commercializing the scanned beam technology and products incorporating the scanned beam technology includes entering into cooperative development, manufacturing, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the scanned beam technology or find that the development, manufacture or sale of products incorporating the scanned beam technology would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing.

Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

Our quarterly performance may vary substantially and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Our revenues to date have been generated from a limited number of development contracts with U.S. government entities and commercial partners. Our quarterly operating results may vary significantly based on:

•	reductions or delays in funding of development programs involving new information display technologies by the U.S. government or our current or prospective commercial partners;

•	changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;

•	announcements by other companies in our industry;

•	changes in business or regulatory conditions;

•	announcements or implementation by our competitors of technological innovations or new products;

•	the status of particular development programs and the timing of performance under specific development agreements;

•	economic and stock market conditions; or

•	other factors unrelated to our company or industry.

In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence. In addition, following periods of volatility in the market price of a company’s securities, shareholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay substantial damages.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have significantly expanded the scope of our operations. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

THE COMPANY

Microvision develops information display and capture devices and related technologies. We are developing and seek to commercialize technologies and products in two business platforms relating to the delivery of images and information:

•	Retinal scanning displays, which use retinal scanning display technology to display information on the retina of the viewer’s eye. These displays are currently being refined and developed for defense, medical, industrial and consumer applications.

•	Image capture devices which use proprietary scanning technology to capture images and information in applications such as bar code readers or cameras. These devices include bar code readers and miniature high-resolution cameras.

Additional information concerning our business is set forth in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in the registration statement of which this prospectus constitutes a part.

Our executive offices are located at 19910 North Creek Parkway, Bothell, Washington 98011, and our telephone number is (425) 415-6847.

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS

Satellite Strategic Finance Associates, LLC and Satellite Strategic Finance Partners, Ltd.

We entered into a stock purchase agreement dated August 8, 2005 with Satellite Strategic Finance Associates, LLC and Satellite Strategic Finance Partners, Ltd. providing for the sale of 952,381 shares of our common stock and warrants to purchase a total of 214,578 shares of our common stock for an aggregate purchase price of $5,000,000. The warrants expire on August 9, 2010. The initial exercise price of the warrants is $6.50 per share and is subject to adjustment in the event of certain below market and dilutive issuances.

In addition, we and Satellite Strategic Finance Associates, LLC entered into a Conversion and Modification Agreement dated August 8, 2005 providing for our issuance by us of 124,170 shares of common stock and the amendment of the warrant dated September 10, 2004 issued to Satellite Asset Management, L.P. to adjust the exercise price to $6.84 in consideration for converting 5,000 shares of the our outstanding Series A Convertible Preferred Stock into common stock in accordance with its terms. We closed these transactions and issued the common stock and the warrants described above on August 9, 2005.

We also entered into a registration rights agreement in connection with the issuance of common stock and warrants. We have agreed to file a registration statement with respect to shares we issued and the shares issuable on exercise of the warrants as soon as practicable and in any event within 30 days of the closing date, and to use our best efforts to cause the registration statement to become effective as soon as practicable thereafter, and in no event later than 120 days following the closing date.

Omicron Master Trust

We entered into a stock purchase agreement dated August 31, 2005 with Omicron Master Trust providing for the sale of 285,714 shares of our common stock and a warrant to purchase a total of 64,373 shares of our common stock for an aggregate purchase price of $1,500,000. The warrants expire on August 31, 2010. The initial exercise price of the warrants is $6.50 per share and is subject to adjustment in the event of certain below market and dilutive issuances. We closed this transactions and issued the common stock and the warrant on August 31, 2005.

We also entered into a registration rights agreement in connection with the issuance of common stock and warrants. We have agreed to file a registration statement with respect to shares we issued and the shares issuable on exercise of the warrants as soon as practicable and in any event within 30 days of the closing date, and to use our best efforts to cause the registration statement to become effective as soon as practicable thereafter, and in no event later than 120 days following the closing date.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the shareholder who offers and sells them. We will not receive any proceeds from this offering. However, we would receive proceeds of $1,813,182 if all of the warrants issued to the selling shareholders that are covered by this registration statement and outstanding as of the date of this prospectus are exercised for cash. The funds would be used for general corporate purposes.

SELLING SHAREHOLDERS

In the event a selling shareholder transfers some or all of its shares to a permitted transferee, such transferee shall not be able to use this prospectus to sell shares unless and until such transferee is identified as a selling shareholder in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus forms a part.

The shares listed below represent all of the shares that the selling shareholder currently beneficially owns, the number of shares it may offer and the number of shares it will own after the offering assuming it sells all of the shares that may be offered under this prospectus and assumes that the selling shareholder does not sell any of the other shares of our common stock that it beneficially owns. In determining beneficial ownership of our common stock by the selling shareholder, we disregarded the contractual provisions limiting a selling shareholder’s right to convert or exercise the warrants so that the number of shares of our common stock beneficially owned by such selling shareholder does not exceed 4.99% of the number of shares of our common stock outstanding. Each selling shareholder disclaims beneficial ownership of any shares of our common stock in excess of 4.99% of our outstanding common stock. Its percentage beneficial ownership in our outstanding common stock is shown in parentheses next to the number of shares and is based on 23,299,848 shares of common stock issued and outstanding as of August 25, 2005. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering
Satellite Strategic Finance Associates, LLC.(1)	1,905,530	528,999	1,376,531

Satellite Strategic Finance Partners, Ltd(1)	762,130	762,130	0

Omicron Master Trust(2)	1,229,250	350,087	879,163

(1)	The discretionary investment manager of the selling shareholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabriel Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities.
(2)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 1, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. “Selling shareholders,” as used in this prospectus, includes donees and pledgees selling shares received from the named selling shareholders after the date of this prospectus. The selling shareholders may offer shares of common stock at various times in one or more of the following transactions:

•	in the over-the-counter market;

•	in private transactions other than in the over-the-counter market;

•	in connection with short sales of the shares of common stock;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

A selling shareholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

A selling shareholder may use broker-dealers to sell its shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholder, or they will receive commissions from purchasers of shares for whom they acted as agents.

A selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $40,050 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our Amendment No. 1 to our annual report on Form 10-K for the year ended December 31, 2004;

•	Our Amendment No. 2 to our annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005;

•	The description of our common stock set forth in Amendment No. 1 to our Registration Statement on Form SB-2 (Registration No. 333-5276-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-21221); and

•	Our current reports on Form 8-K filed with the SEC on August 10, 2005, July 29, 2005, July 7, 2005, July 6, 2005, March 14, 2005, March 11, 2005 and January 3, 2005. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Microvision, Inc.

19910 North Creek Parkway

Bothell, Washington 98011

Attention: Investor Relations

(425) 415-6847

This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized nor have the selling shareholder authorized anyone to provide you with different information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

LEGAL OPINION

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the shares.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Microvision, Inc. incorporated in this prospectus by reference to Microvision, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lumera Corporation incorporated in this prospectus by reference to Microvision, Inc.’s Annual Report on Form 10-K/A (Amendments No. 1 and No. 2 to Form 10-K) for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.